                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           TELE-COMMUNICATIONS, INC.
                               (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(5) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00, per share.
(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)  Series A TCI Group Common Stock:        87924V101
(2)  Series A Liberty Group Common Stock:    87924V507
(3)  Series B TCI Group Common Stock:        87924V200
(4)  Series B Liberty Group Common Stock:    87924V606
(5)  Series A Ventures Group Common Stock    87924V887
(6)  Series B Ventures Group Common Stock    87924V879
(7)  Class B Preferred Stock:                87924V309
------------------------------------------------------------------------------
                               (CUSIP Numbers)


                              Dr. John C. Malone
                         c/o Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 30, 1997
                              ------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________
**  See discussion in Item 1 relating to prior Schedule 13G filing.

                          Exhibit Index is on Page 9

Cusip No. - Series A TCI Group Common Stock  87924V101
Cusip No. - Series A Liberty Group Common Stock  87924V507
Cusip No. - Series B TCI Group Common Stock  87924V200
Cusip No. - Series B Liberty Group Common Stock  87924V606
Cusip No. - Series A Ventures Group Common Stock  87924V887
Cusip No. - Series B Ventures Group Common Stock  87924V879
Cusip No. - Class B Preferred Stock  87924V309

--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Dr. John C. Malone

-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                              (b)  [ ]

--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO

--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          U.S.

--------------------------------------------------------------------------------
          (7)  Sole Voting Power  1,512,348  Shares of Series A TCI
                                              Group/1/
                                 53,796,799  Shares of Series B TCI
                                              Group/2/,/4/
                                  1,504,803  Shares of Series A Liberty
                                              Group/3/
                                  8,627,395  Shares of Series B Liberty
                                              Group/2/,/5/
                                    649,939  Shares of Series A Ventures
                                              Group/6/
                                 11,877,927  Shares of Series B Ventures
                                              Group/2/,/7/
Number of                           289,800  Shares of Class B Preferred/2/
Shares
Bene-          -----------------------------------------------------------------
ficially  (8)  Shared Voting Power        0  Shares
Owned by
Each           -----------------------------------------------------------------
Reporting (9)  Sole Dispositive
Person          Power             1,512,348  Shares of Series A TCI
With                                          Group/1/
                                 52,112,024  Shares of Series B TCI
                                              Group/2/,/4/
                                  1,504,803  Shares of Series A Liberty
                                              Group/3/
                                  8,627,395  Shares of Series B Liberty
                                              Group/2/,/5/
                                    649,939  Shares of Series A Ventures
                                              Group/6/
                                 11,017,247  Shares of Series B Ventures
                                              Group/2/,/7/
                                    289,800  Shares of Class B Preferred/2/

          ----------------------------------------------------------------------
          (10) Shared Dispositive Power   0  Shares

--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               1,512,348  Shares of Series A TCI Group/1/
              53,796,799  Shares of Series B TCI Group/2/,/4/
               1,504,803  Shares of Series A Liberty Group/3/
               8,627,395  Shares of Series B Liberty Group/2/,/5/
                 649,939  Shares of Series A Ventures Group/6/
              11,877,927  Shares of Series B Ventures Group/2/,/7/
                 289,800  Shares of Class B Preferred/2/

--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [  ]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)/8/

                   Series A TCI Group               Less than 1%
                   Series B TCI Group               80.7%
                   Series A Liberty Group           Less than 1%
                   Series B Liberty Group           40.7%
                   Series A Ventures Group          Less than 1%
                   Series B Ventures Group          73.0%
                   Class B Preferred                17.8%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person
                   IN
_____________________________
/1/ Including the 112,348 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 840,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5)
/2/ Includes, as applicable, 776,380 shares of Series B TCI Group Stock, 293,250 shares of Series B Liberty Group Stock, 396,620 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5)
/3/ Including the 754,803 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 450,000 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
/4/ Includes 30,545,864 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6)
/5/ Includes 3,084,358 shares and 500,000 shares, respectively, of Series B Liberty Group Stock pledged as security for two loans. (See Item 6)
/6/ Including the 49,939 shares of Series A Ventures Group Stock beneficially owned by Dr. Malone, together with the additional 600,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 360,000 shares are currently exerciseable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5)
/7/ Includes 860,680 shares of Series B Ventures Group Stock on which Dr. Malone has been granted voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6)
/8/ Each share of Series B TCI Group Stock, Series B Liberty Group Stock and Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and class of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 38.2% of the voting power of the Issuer.

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 5)

                                 Statement of

                              DR. JOHN C. MALONE

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)

ITEM 1.     Security and the Issuer
            -----------------------

            Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

      (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

      (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

      (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

      (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

      (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

      (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

      (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 of the Statement is hereby amended and supplemented by adding the following:

Exchange of Shares
------------------

         Pursuant to the Issuer's offer to exchange shares of Series A Ventures Group Stock for up to an aggregate of 188,661,300 shares of Series A TCI Group Stock and shares of Series B Ventures Group Stock for up to an aggregate of 16,266,400 shares of Series B TCI Group Stock (collectively, the "Exchange Offers"), Dr. Malone tendered for exchange 10,993,643 shares of his Series B TCI Group Stock and his spouse tendered 410,550 shares of her Series B TCI Group Stock to the Issuer's exchange agent. After the close of the Exchange Offers on September 10, 1997, the Issuer announced on September 16, 1997, that the number of shares of Series B TCI Group Stock tendered for Series B Ventures Group Stock was 16,837,706, resulting in a proration factor of 96.60698%. Based on such proration factor, the exchange agent, on behalf of the Issuer, issued on or about September 30, 1997, 10,620,627 shares and 396,620 shares of Series B Ventures Group Stock to Dr. Malone and his spouse, respectively. The remaining 373,016 and 13,930 shares of Series B TCI Group Stock tendered have been returned to Dr. Malone and his spouse, respectively. Dr. Malone disclaims any beneficial ownership of the shares of Series B Ventures Group Stock and the Series B TCI Group Stock owned by his spouse. In connection with the Exchange Offers, TCI replaced Dr. Malone's options for 2,000,000 shares of Series A TCI Group Stock with options to purchase an aggregate of 1,400,000 shares of Series A TCI Group Stock and options to purchase an aggregate of 600,000 shares of Series A Ventures Group Stock.

Waiver of First Refusal Rights
------------------------------

         Pursuant to the terms of a Letter Agreement dated September 10, 1997 (the "Waiver Agreement"), by and among the Issuer, Dr. Malone and Leo J. Hindery, Jr., as trustee (the "Trustee") of IP Series B Trust I and of IP Series B Trust II (collectively, the "Trusts"), Dr. Malone waived his rights of first refusal with respect to the Series B TCI Group Stock owned by the Trusts (the "Rights"). The Trustee requested such waiver in connection with the Trustee's desire to have the Trusts participate in the Exchange Offers. Dr. Malone limited such waiver to the Trusts participation in the Exchange Offers and granted the waiver with the understanding that all shares issued to the Trusts pursuant to the Exchange Offers would be also subject to the terms of a Stockholders' Agreement with each of the Trusts. Dr. Malone acquired the Rights pursuant to the terms of such Stockholders' Agreements. See Item 6 below. The foregoing description of the waiver of the Rights is qualified in its entirety by reference to the Waiver Agreement attached to this Amendment No. 5 to the Statement as Exhibit 7(H) and incorporated herein by this reference.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following:

         Dr. Malone participated in the Exchange Offers, all as described in
Item 3 above, based on his desire to own substantially the same percentage equity and voting interests in the TCI Ventures Group as he would own in the TCI Group after giving effect to the Exchange Offers.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5(a) of the Statement is hereby amended and supplemented by adding the following information thereto:

         Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock, of Series B Liberty Group Stock for Series A Liberty Group Stock, or of Series B Ventures Group Stock for Series A Ventures Group Stock): (a) 1,512,348 shares of Series A TCI Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee

Stock Purchase Plan, and options for 1,400,000 shares of which options for 840,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 53,796,799 shares of Series B TCI Group Stock, which includes Dr. Malone's right to acquire from the Issuer 30,545,864 shares and his right to direct the voting of 1,684,775 shares owned by the Trusts (see Item 6 below) and represents 80.7% of the outstanding shares of Series B TCI Group Stock; (c) 1,504,803 shares of Series A Liberty Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 750,000 shares of which options for 450,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; (d) 8,627,395 shares of Series B Liberty Group Stock, which represents 40.7% of the outstanding shares of Series B Liberty Group Stock; (e) 649,939 shares of Series A Ventures Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan and options for 600,000 shares of which options for 360,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Ventures Group Stock; and (f) 11,877,927 shares of Series B Ventures Group Stock, which includes his right to direct the voting of 860,680 shares owned by the Trusts (see Item 6 below) and represents 73.0% of the outstanding shares of Series B Ventures Group Stock. In addition, Dr. Malone beneficially owns 289,800 shares of Class B Preferred Stock, which represents 17.8% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of July 31, 1997 (adjusted for the transactions disclosed in Item 3 above and Dr. Malone's options as if exercised in full), as follows: 473,650,687 shares of Series A TCI Group Stock; 69,090,544 shares of Series B TCI Group Stock (assumes Dr. Malone exercised his right to acquire 30,545,864 shares thereof); 223,833,080 shares of Series A Liberty Group Stock; 21,175,465 shares of Series B Liberty Group Stock; 189,261,300 shares of Series A Ventures Group Stock; 16,266,400 shares of Series B Ventures Group Stock; and 1,620,026 shares of Class B Preferred Stock. When these series and class of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 38.2% of the voting power of the Issuer.

         Item 5(b) of the Statement is hereby amended and supplemented by adding the following information thereto:

         Dr. Malone and to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of each Series of the Issuer's Common Stock and the Class B Preferred Stock and the sole power to dispose of, or to direct the disposition of, all such shares, except with respect to (a) the pledge of 14,295,000 shares of Series B TCI Group Stock and 3,584,358 shares of Series B Liberty Group Stock, and (b) 112,202 shares of Series A TCI Group Stock, 60,964 shares of Series A Liberty Group Stock, and 49,939 shares of Series A Ventures Group Stock held by the trustee of the Issuer's Employee Stock Purchase Plan, which shares are voted at the discretion of such trustee. The number of shares of Series A TCI Group Stock and the number of shares of Series A Ventures Group Stock held by said trustee for the benefit of Dr. Malone are estimates based on information the trustee provided Dr. Malone following the completion of the Exchange Offers. In addition to the foregoing, Dr. Malone has the power to direct the voting of 1,684,775 shares of Series B TCI Group Stock and 860,680 shares of Series B Ventures Group Stock owned by the Trusts as described in Item 6 below. Dr. Malone does not have the power to dispose of such shares owned by the Trusts.

         Item 5(c) is hereby amended and supplemented by adding the following information thereto:

         See Item 3 above on Dr. Malone's participation in the Exchange Offers.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Item 6 of the Statement is hereby amended and supplemented by adding the following information thereto:

         The Issuer, Dr. Malone and the Trusts are parties to a certain Stockholders' Agreement dated June 10, 1997, and a certain Stockholders' Agreement dated August 5, 1997. Such Stockholders' Agreements, as modified by the Waiver Agreement, grant, among other things, to Dr. Malone (i) the Rights, and (ii) all voting and consent rights with respect to the shares of Series B TCI Group Stock and shares of Series B Ventures Group Stock owned by the Trusts. As a result of the Trusts participation in the Exchange Offers, Dr. Malone directs the voting of 1,684,775 shares of Series B TCI Group Stock and 860,680 shares of Series B Ventures Group Stock owned by the Trusts. This description is qualified in its entirety by reference to each of the Stockholders' Agreements attached to this Amendment No. 5 to the Statement as Exhibits 7(I) and 7(J), respectively, and incorporated herein by this reference.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (H) Letter Agreement, dated September 10, 1997, among the Issuer, Dr. Malone and the Trusts.
         (I) Stockholders' Agreement dated as of June 10, 1997, by and among the Issuer, Dr. Malone, the IP Series B Trust I, Leo J. Hindery, Jr., individually and as trustee of said Trust, and the persons who are beneficiaries of said Trust.
         (J) Stockholders' Agreement dated as of August 5, 1997, by and among the Issuer, Dr. Malone, the IP Series B Trust II, Leo J. Hindery, Jr., individually and as trustee of said Trust, and the persons who are beneficiaries of said Trust.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Statement is true, complete and correct.


September 30, 1997                    /s/ Dr. John C. Malone
                                      ----------------------
                                      Dr. John C. Malone

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT                                   EXHIBIT                                      PAGE
-------                                   -------                                      ----
NUMBER
------

7(H)        Letter Agreement, dated September 10, 1997, among the Issuer, Dr.           10
            Malone and the Trusts.

7(I)        Stockholders' Agreement dated as of June 10, 1997, by and among             12
            the Issuer, Dr. Malone, the IP Series B Trust I, Leo J. Hindery,
            Jr., individually and as trustee of said Trust, and the persons who are beneficiaries of said Trust.

7(J)        Stockholders' Agreement dated as of August 5, 1997, by and among            23
            the Issuer, Dr. Malone, the IP Series B Trust II, Leo J. Hindery,
            Jr., individually and as trustee of said Trust, and the persons who are beneficiaries of said Trust.
